SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações SA ("Company") (BM & FBOVESPA: TIMP3; NYSE: TSU) announces to its shareholders and the market in general that, by means of public communications attachments (which follow in their original versions), published today, 24th September 2013, the shareholders of Telco SpA ("Telco"), which owns 22.4% of Telecom Italia SpA ("TI"), the indirect parent of the Company, became aware about recent changes in the composition of the share capital of Telco.

JOINT PRESS RELEASE

“Assicurazioni Generali S.p.A. (“AG”), Intesa Sanpaolo S.p.A. (“IS”) and Mediobanca S.p.A. (“MB” and together with AG and IS, the “Italian Shareholders”) inform that on the date hereof have entered into an amendment agreement with Telefónica S.A. (“TEF”) with respect to the shareholders agreement concerning Telco S.p.A. (“Telco”) for the purposes, among others, of the recapitalization and the refinancing of the company (the “Agreement”).

The Agreement, which will be published in abstract in accordance with the applicable laws and will be deposited with the Companies Register, provides for:

1) a first phase, to be executed on the date hereof; and

2) a second phase, to be executed subject to the obtainment by TEF of all the authorizations of the competent telecommunication and antitrust authorities.

The expiration date of the shareholders agreement remains unchanged as of 28th February 2015.

FIRST PHASE

A. Share capital increase of Telco S.p.A.

On the date hereof, TEF will subscribe a share capital increase of Telco, for an overall amount of Euro 324 million, to be paid in cash, on the basis of an evaluation of the shareholding in Telecom Italia owned by Telco equal to Euro 1.09 per share.

For the purposes of such share capital increase, the company will issue exclusively Class C share without voting rights, which may be converted by TEF – subject to the conditions indicated under paragraph D. below – in voting shares, belonging to the same class of shares already owned by TEF (Class B shares).

Telco will use the proceeds arising from the share capital increase in order to immediately reimburse, for the same amount, the financial debt that will be due in November 2013.

The outstanding bank debt of Telco will be entirely refinanced up to maximum Euro 700 million by Mediobanca and Intesa Sanpaolo in the same portion, through a new loan at market conditions. Following the entire subscription of the share capital increase by TEF, the share capital of Telco will be allocated as follows:

Shareholders	% share capital	% voting share capital
Generali Group	19.32%	30,6% represented by Class A shares
Intesa Sanpaolo	7.34%	11,6% represented by Class A shares
Mediobanca	7.34%	11,6% represented by Class A shares
TEF	66.00%	46,2% represented by Class B shares

Until the possible conversion of the non voting shares subscribed by TEF into voting shares, the governance rights of each of the parties will remain unchanged, as currently in force.

B. Acquisition of a portion of the bonds owned by the shareholders

Simultaneously with the execution of the share capital increase, TEF will purchase, at their par value, from the Italian Shareholders – pro quota – a portion of the bonds issued by Telco, therefore the quota of the bonds owned by TEF after the acquisition will be equal to 70% of the entire amount, while the remaining 30% will be allocated among AG (17%), IS (6,5%) and MB (6,5%).

2

The consideration will be represented by ordinary shares of TEF (owned by the same TEF), listed at the stock exchange of Madrid, with an evaluation of Euro 10.86 per share. Such shares will be transferrable on the market, within certain agreed daily limits and after the expiration of a lock-up period of 15 days.

SECOND PHASE

C. Further capital increase of Telco

TEF has undertaken to subscribe another capital increase of Telco, to be paid in cash, for an overall amount of Euro 117 million, by issuing shares without voting rights (Classe C shares) and subject to the terms and conditions of the first capital increase referred to under paragrapgh A. above.

Following the execution of this second capital increase, conditional upon the obtaining by TE of all regulatory and anti-trust authorizations, TEF’s shareholding in Telco will reach up to 70% of the capital, without amending the governance.

D. Conversion of Class C shares and governancee

Starting from 1° January 2014, conditional upon the obtaining by TE of all regulatory and anti-trust authorizations (including those in Brazil and Argentina), TEF shall have the right to convert, also in more tranches up to a shareholding of 64,9% of the voting capital of the company - the Class C shares, without voting right, into Class B shares with voting right.

3

In case TEF’s shareholding - as a consequence of the conversion - exceeds the 50% of the voting rights, Telco’s and Telecom Italia’s governance shall be amended as follows:

(i) as far as Telco is concerned:

- the board of directors shall continue to be composed by 10 members,

- the Italian Shareholders shall appoint 5 directors and TEF the remaining 5;

- the quorum of the shareholders’ meeting set forth in the by-laws currently in force shall not be amended;

(ii) as far as modalities for the filing of the list for the appointment of the directors of Telecom Italia, the parties agreed that number of directors to be appointed shall not be lower than 13 and that, excluding the directors to be appointed by the minority shareholders’ list, the Italian Shareholders shall have the possibility to indicate the first 2 names of the list, while the remaining directors shall be indicated half by the Italian Shareholders and half by TEF.

E. Call Option

Starting from 1 January 2014, TEF shall have the right (Call Option) to purchase in cash all Telco’s shares owned by the Italian Shareholders, against a purchase price to be determined on the basis of the evaluation of Telco’s shares in Telecom Italia at the higher of (i) Euro 1.10 (one point ten) and (ii) the average closing price of the TI's shares registered on the Milan stock exchange during the 30 (thirty) trading days preceding the exercise of the Call Option.

The exercise of the Call Option shall be conditional upon the obtaining by TEF of all regulatory and anti-trust authorizations.

In case of exercise of the Call Option, TEF shall be obliged to purchase, at a nominal value, all the outstanding bonds issued by Telco and owned by the Italian Shareholders against a purchase price to be paid 50% (fifty per cent) in cash and , at TEF’s discretion, 50% (fifty per cent) in cash and/or TEF's shares, on the basis of the same terms set forth under paragraph B. above.

F. Demerger

Each of Telco’s shareholders will maintain the right to have Telecom Italia’s shares attributed directly, thus withdrawing from the shareholders agreement, by the demerger of Telco, to be requested during a first window between 15 and 30 June 2014 and a second window between 1° and 15 February 2015.

Consistently with the shareholders agreement currently in force, also the demerger shall be conditional upon the obtaining of all regulatory and anti-trust authorizations.

Milan 24 September 2013”

“RAMIRO SÁNCHEZDELERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4 % of the voting share capital of Telecom Italia S.p.A.) have reached an agreement by virtue of which:

• As of today, Telefónica has subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present.

Telco, S.p.A. will use the proceeds received from the capital increase to reduce its banking debt.

• Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina),

Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117,227,532 euros in cash and receiving in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%, as

Telefónica currently holds), although its interest in the total share capital will be then increased to 70%.

Telco, S.p.A. will use the proceeds received from the second capital increase to partially repay its notes.

• Starting from January 1, 2014, subject to receiving any required relevant anti-trust and telecommunications approvals

(including in Brazil and Argentina), Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica, reaching a maximum of 64.9 % of the voting share capital of Telco, S.p.A.

• The Italian shareholders of Telco, S.p.A. have granted to Telefonica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefonica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1,2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, in case the Italian shareholders Telco, S.p.A. request the demerger of Telco, S.p.A.

The purchase price of the shares, payable in cash, will be based on the equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in TelecomItalia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) 1,10 euros per share of TI, and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

• As of today, Telefónica will acquire from the remaining Telco, S.p.A.’s shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A., in exchange of 39,021,411 Telefónica’s treasury shares, which represent 0.9 % of its share capital. In this respect, the remaining Telco, S.p.A.’s shareholders have committed: i) to refrain from selling the aforementioned shares during the next 15th business days, and ii) to assume some restrictions that, in case of sale, ensure an orderly sale of such shares.

• Telefónica has assumed a standstill obligation under which Telefónica commits not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in the aforementioned company.

Madrid, 24 September 2013”

Rio de Janeiro, September 24th, 2013.

TIM Participações

Rogerio Tostes

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 24, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.